UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number:  001-35457

BGS ACQUISITION CORP.
Olazbal 1150
Cuidad Autonoma de Buenos Aires
Argentina 1428

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No  ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Item 1.01. Entry into a Material Definitive Agreement.

On March 20, 2012, BGS Acquisition Corp. (the “Company”), a British Virgin Islands business company with limited liability, priced its initial public offering (the “IPO”) of 4,000,000 units (the “IPO Units”), each unit (a “Unit”) consisting of one ordinary share, no par value per share (the “Ordinary Shares”), and a warrant (a “Warrant”) to purchase one Ordinary Share, pursuant to the registration statement on Form F-1 (File No. 333-178780) (the “Registration Statement”).  The closing of the IPO was consummated on March 26, 2012.  Simultaneously with the closing of the IPO, the Company closed two private placements (“Private Placements”) where it sold an aggregate of 3,266,667 warrants (“Placement Warrants”) to certain investors and The PrinceRidge Group LLC (“PrinceRidge”).

In connection with the IPO, the Company entered into various written agreements, including the following: (i) an underwriting agreement with PrinceRidge, as representative of the underwriters; (ii) an investment management trust agreement (the “Trust Agreement”) with Continental Stock Transfer and Trust Company (“CST”); (iii) a registration rights agreement with the initial holders of the Company’s securities; (iv) a warrant agreement with CST; and (v) a letter agreement with the initial holders of the Company’s securities (except PrinceRidge), officers and directors of the Company and certain other parties.  In addition, the Company has caused to be filed with the Registrar of Corporate Affairs, BVI Financial Services Commission, its amended and restated memorandum and articles of association (“Memorandum and Articles”).  The purpose of this report on Form 6-K is to file such agreements and documents as executed (or filed) in connection with the IPO.

Underwriting Agreement

On March 20, 2012, the Company entered into an underwriting agreement (the “Underwriting Agreement”) relating to the sale of the IPO Units.  A copy of the Underwriting Agreement entered into by and between the Company and PrinceRidge, as representative of the underwriters (collectively, the “Underwriters”), is attached as Exhibit 1.1 hereto and is incorporated by reference herein.

A portion of the proceeds of the IPO and the Private Placements were placed into the Trust Account (as defined below) and will be released upon the earlier of the Company’s (a) consummation of an initial business combination (“Business Combination”); (b) redemption of the Ordinary Shares held by public shareholders sold in the IPO if the Company is unable to consummate a Business Combination by June 26, 2013 (or by September 26, 2013, if the Company has entered into a definitive agreement with a target business but has not yet consummated a Business Combination by June 26, 2013), or (c) liquidation (if no redemption occurs), as described in the Registration Statement and the Memorandum and Articles.  The Underwriting Agreement provides for an underwriters’ discount in an amount equal to 3.0%, or $1,200,000 (or $1,380,000 if the Underwriters’ over-allotment option is exercised in full) of the gross proceeds of the IPO.  The Underwriters agreed that a deferred corporate finance fee of 2.0%, or 800,000 (or $920,000 if the Underwriters’ over-allotment option is exercised in full), would be deposited into the Trust Account and payable to the Underwriters upon the consummation of the Business Combination.  The Company has also granted the Underwriters a 45-day option to purchase up to an additional 600,000 Units from the Company on the same terms and at the same price as the IPO Units to cover over-allotments, if any.

Pursuant to the terms of the Underwriting Agreement, the sale of the IPO Units was completed on March 26, 2012 at a purchase price of $9.50 (the offering price to the public of $10.00 per Unit minus the underwriters’ discount of $0.30 per Unit and deferred corporate finance fee of $0.20 per Unit).

The Underwriting Agreement includes certain customary representations, warranties and covenants by the Company.  It also provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make because of any of those liabilities.

Investment Management Trust Agreement

On March 20, 2012, the Company entered into the Trust Agreement with CST, acting in its capacity as trustee.  A copy of the Trust Agreement is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

In accordance with the terms of the Trust Agreement, a portion of the proceeds from the IPO and the Private Placements in an aggregate amount of $40,600,000 (or an aggregate of $46,420,000 if the Underwriter over-allotment option is fully exercised), will be deposited into a trust account held at J.P. Morgan Chase N.A., London Branch (the “Trust Account”).  Of the amounts held in the Trust Account, $800,000 (or $920,000 if the Underwriters’ over-allotment option is exercised in full), representing the deferred corporate finance fee, shall be payable to the Underwriters upon consummation of the Business Combination.  The funds in the Trust Account will not be released until the earlier of the Company’s (a) consummation of the Business Combination; (b) redemption of the public shares sold in the IPO if the Company is unable to consummate a Business Combination by June 26, 2013 (or by September 26, 2013, if the Company has entered into a definitive agreement with a target business but has not yet consummated a Business Combination by June 26, 2013), or (c) liquidation (if no redemption occurs), as described in the Registration Statement and the Memorandum and Articles.  The Company is permitted under the Trust Agreement, notwithstanding the foregoing, to draw amounts from the interest earned on the amount in the Trust Account to pay taxes and for working capital requirements and, if the Company is no longer a foreign private issuer and seeks shareholder approval for the Business Combination, to purchase up to 15% of the shares sold in connection with the Company’s IPO, as more fully described in the Registration Statement and the Trust Agreement.  The proceeds held in the Trust Account may be invested by the trustee solely in United States government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries.

Holders of the Ordinary Shares underlying the IPO Units (the “IPO Shares”) are entitled to receive funds from the Trust Account equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable) in the event the IPO Shares are redeemed by the Company or the Company is liquidated.  If the Company conducts the redemption pursuant to the tender offer rules, the redemption price payable per IPO Share will be equal to the amount held in the Trust Account as of two business days prior to the commencement of the tender offer including interest but net of taxes payable divided by the total number of IPO Shares.

If and only if the Company is no longer a “foreign private issuer” as defined under Rule 3b-4 of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Company proceeds with a redemption of the IPO Shares in conjunction with a proxy solicitation under the proxy rules pursuant to Regulation 14A of the Exchange Act and not the tender offer rules because it is required by British Virgin Islands law or the Nasdaq Capital Market to seek shareholder approval of the Business Combination or if it decides to seek shareholder approval for business reasons, the Company will offer to redeem the IPO Shares at a redemption price equal to the pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and amounts released to the Company for working capital purposes, in accordance with a proxy solicitation.  The Company will distribute to holders of IPO Shares no less than $10.15 per share (or approximately $10.09 per share if the Underwriters’ over-allotment option is exercised in full) whether or not the redemption is pursuant to the tender offer or proxy rules.  In the event a Business Combination is consummated, all sums remaining in the Trust Account shall be released to the Company and there will be no restriction on the Company’s use of such funds.

Registration Rights Agreement

On March 20, 2012, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the initial holders of the Company’s securities (including the holders of the Placement Warrants and underlying Ordinary Shares).  A copy of the Registration Rights Agreement is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Parties to the Registration Rights Agreement may (a) make up to three demands of the Company to register for sale the securities covered under the agreement under the Securities Act of 1933, as amended (“Securities Act”) or (b) have a right to include such securities in other registration statements filed by the Company.

Unit Purchase Option

The Company also sold to the underwriters, for $100, an option to purchase a total of 340,000 units (“Unit Purchase Option”) at an exercise price of $15.00 per unit (“Option Units”).  The Option Units are identical to the IPO Units.  Holders of the Option Units have certain demand and “piggy-back” registration rights as described in the Unit Purchase Option.  A form of the Unit Purchase Option was previously filed by the Company as an exhibit to the Registration Statement.

Warrant Agreement

On March 20, 2012, the Company entered into a warrant agreement (the “Warrant Agreement”) with CST pursuant to which CST shall act as warrant agent in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants underlying the IPO Units (the “Public Warrants”, the Placement Warrants  and the warrants underlying the Option Units (collectively, the “Company Warrants”).  A copy of the Warrant Agreement is attached as Exhibit 4.1 hereto and is incorporated by reference herein.

The Warrant Agreement provides for, among other things, the form and provisions of the Company Warrants and the manner in which the Company Warrants may be exercised.  The Warrant Agreement also contains certain anti-dilution provisions and the manner in which the Company Warrants may be redeemed.

Letter Agreement

On March 20, 2012, the Company entered into a letter agreement (the “Letter Agreement”) with the initial holders of the Company’s securities including the holders of the Placement Warrants (but excluding the PrinceRidge), each of the officers and directors of the Company and BGS Group SA.  A copy of the Letter Agreement is attached as Exhibit 10.3 hereto and is incorporated by reference herein.

Pursuant to the Letter Agreement, and to the extent that the Underwriters do not exercise their over-allotment option to purchase an additional 600,000 Units, Mr. Gutierrez, the chairman of the Company, has agreed that he will return to the Company for cancellation, at no cost, a number of Ordinary Shares he owned prior to the IPO determined by multiplying 200,000 by a fraction, (i) the numerator of which is 600,000 minus the number of Ordinary Shares purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 600,000.

In addition, Mr. Gutierrez has agreed, pursuant to the Letter Agreement, to be liable to the Company if and to the extent any claim by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduces the amount in the Trust Account to below $10.15 per share (or approximately $10.09 per share if the Underwriters’ over-allotment option is exercised in full) except as to any claims by a third party which has executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act.  In the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims.

All Founder Shares owned by Mr. Gutierrez that are not subject to forfeiture if the over-allotment option is not exercised will be subject to a lock-up until the following conditions are met: (i) with respect to 20% of the Founder Shares, upon consummation of the Business Combination; (ii) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (iii) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (iv) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (v) with respect to 20% of the Founder Shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination (in all cases, as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like); and (vi) with the respect to 100% of the Founder Shares, the consummation by the Company of any liquidation, acquisition, share exchange, share reconstruction and amalgamation or contractual control arrangement or other similar transaction subsequent to the consummation of the Business Combination which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property or results in the directors and officers of the Company ceasing to comprise a majority of the board of directors (in the case of directors) or management (in the case of the officers) of the surviving entity.  In addition, Mr. Gutierrez shall not, except as described in the Registration Statement (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to the Founder Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Founder Shares, whether any such transaction is to be settled by delivery of the Ordinary Shares or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any of the foregoing transactions.

In the case of the Placement Warrants, the holders have agreed to a lock-up whereby they will not transfer, other than to certain permitted transferees, the Placement Warrants until 30 days after the consummation of the Business Combination.

During the lock-up periods, holders of Ordinary Shares will retain all other rights as shareholders, including, without limitation, the right to vote their respective Ordinary Shares and to receive dividends payable in cash with respect to all Company securities owned on condition that all dividends payable in Ordinary Shares or other non-cash property become subject to the applicable lockup period and early release as described above.

All parties to the Letter Agreement have agreed to waive, with respect to any Ordinary Shares held by them, any redemption rights such party may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination or in the context of a tender offer made by the Company to purchase Ordinary Shares.  The parties are entitled to redemption and liquidation rights with respect to any Ordinary Shares purchased by them in the open market if the Company fails to consummate a Business Combination within the allotted time period.

Each of the parties to the Letter Agreement, other than BGS Group SA, have agreed not to propose an amendment to the Memorandum and Articles that would affect the substance or timing of the Company's redemption obligation, as described in the Registration Statement.

BGS Group SA, an affiliate of Mr. Gutierrez, has agreed that commencing on the date of the IPO, it will provide to the Company at no cost, office space, secretarial, and administrative services until the earlier of (a) the successful completion of the Business Combination or (b) the date on which the Company is dissolved and liquidated.

Item 3.02. Unregistered Sales of Equity Securities.

Incorporated by reference to the discussion in Item 1.01 above.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 20, 2012, the Company filed with the Registrar of Corporate Affairs, BVI Financial Services Commission, its Memorandum and Articles, a copy of which is attached hereto as Exhibit 3.1. A description of the Memorandum and Articles may be found in the Registration Statement.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

1.1	Underwriting Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and The PrinceRidge Group LLC, as representative of the underwriters.

3.1	Amended and Restated Memorandum and Articles of Association.

4.1	Warrant Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and Continental Stock Transfer & Trust Company.

10.1	Investment Management Trust Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and Continental Stock Transfer & Trust Company.

10.2	Registration Rights Agreement, dated March 20, 2012, by and among BGS Acquisition Corp. and the securityholders named therein.

10.3	Letter Agreement, dated as March 20, 2012, among the Company, BGS Acquisition Corp. and each of the directors and officers of the Registrant.

10.4	Warrant Purchase Agreement, dated as of March 20, 2012, among the Company and the PrinceRidge Group LLC.

 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   March 26, 2012

BGS ACQUISITION CORP.

By:	/s/Cesar Baez
Name: Cesar Baez
Title: Chief Executive Officer